LETTER OF INTENT – EXTENSION

            This Extension Agreement, dated July, 30, 2004 by and between TAC International Investments LLC (“TAC”) and Sungold International Holdings Corp. formerly Sungold Entertainment Corp.. (“Sungold”) sets forth the intentions of the parties relative to the Richmond Thoroughbred Training Centre (the “Project”).

            TAC and Sungold entered into a Letter of Intent, dated December 8, 1997, extended by Letter of Intent – Extension, dated March 3, 1998, Letter of Intent – Extension, dated June 12, 1998, Letter of Intent – Extension, dated October 14, 1998, Letter of Intent – Extension dated February 19, 1999, Letter of Intent – Extension, dated September 27, 1999, Letter of Intent – Extension, dated September 29, 2000 and Letter of Intent – Extension, dated October, 1, 2003 (collectively hereafter referred to as the “Letter of Intent”) which sets out their intentions relative to the Project. The Letter of Intent, along with all rights and obligations of the parties thereto shall expire on October 1, 2005, unless extended, in writing, by both parties thereto.

            The extended Letter of Intent dated July 30, 2004 set out the intention of both parties that upon Sungold receiving the appropriate permissions from the Cities of Richmond, BC, Vancouver, B.C. and from the province of British Columbia to develop the Project, TAC would purchase 6 million common treasury shares of Sungold, at US $4.00 per share, by way of a private placement. The parties hereto hereby agree that upon Sungold receiving the appropriate permission from the City of Richmond, BC and from the province of British Columbia to develop the Project, TAC will purchase 6 million common treasury shares of Sungold at US $4.00 per share, by way of private placement.

            This Extension Agreement is intended to be a binding agreement and supersedes all other agreements by and between the parties hereto. This Extension Agreement along with all rights and obligations hereto shall expire on October 1, 2005, unless extended, in writing, by both parties hereto.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Per:	/s/ Art Cowie

Art Cowie President and CEO

TAC INTERNATIONAL INVESTMENTS LLC.

Per:	/s/ Donald R. Harris

Donald R. Harris, President and CEO